Exhibit 10.13

PARDES BIOSCIENCES INC.

EXECUTIVE SEVERANCE PLAN

1. Purpose. Pardes Biosciences Inc. (the “Company”) considers it essential to the best interests of its stockholders to foster the continuous employment of key management personnel. The Board of Directors of the Company (the “Board”) recognizes, however, that, as is the case with many publicly-held corporations, the possibility of an involuntary termination of employment, either before or after a Change in Control (as defined in Section 2 hereof), exists and that such possibility, and the uncertainty and questions that it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders. Therefore, the Board has determined that the Pardes Biosciences Inc. Executive Severance Plan (the “Plan”) should be adopted to reinforce and encourage the continued attention and dedication of the Company’s Covered Executives (as defined in Section 2 hereof) to their assigned duties without distraction. Nothing in this Plan shall be construed as creating an express or implied contract of employment and nothing shall alter the “at will” nature of the Covered Executives’ employment with the Company.

2. Definitions. The following terms shall be defined as set forth below:

(a) “Accounting Firm” shall mean a nationally recognized accounting firm selected by the Company.

(b) “Administrator” means the Board or the Compensation Committee of the Board.

(c) “Base Salary” shall mean the higher of (i) the annual base salary in effect immediately prior to the Date of Termination or (ii) the annual base salary in effect for the year immediately prior to the year in which the Date of Termination occurs.

(d) “Cause” shall mean, and shall be limited to, the occurrence of any one or more of the following events:

(i) the Covered Executive’s intentional commission of an act, or intentional failure to act, that materially injures the business of the Company;

(ii) the Covered Executive’s intentional refusal or intentional failure to act in accordance with any lawful and proper direction or order of the Board or the Covered Executive’s manager, as applicable;

(iii) the Covered Executive’s material breach of Covered Executive’s fiduciary, statutory, contractual, or common law duties to the Company (including any material breach of the Restrictive Covenant Agreement or the Company’s written policies);

(iv) the Covered Executive’s indictment for or conviction of any felony or any crime involving dishonesty;

(v) the Covered Executive’s participation in any fraud or other act of willful misconduct against the Company;

provided, however, that for clauses (i) and (ii), in no event shall any business judgment made in good faith by Covered Executive and within Covered Executive’s defined scope of authority constitute a basis for termination for Cause under this Plan. Further, that in the event that any of the foregoing events listed in clauses (i) or (v) is reasonably capable of being cured, the Company shall provide Covered Executive with written notice describing the nature of such event and Covered Executive shall thereafter have twenty (20) days to cure such event.

(e) “Change in Control” shall mean a Sale Event, as defined in the Pardes Biosciences Inc. 2021 Stock Option and Incentive Plan, as amended from time to time.

(f) “Change in Control Period” shall mean the period beginning on the date three (3) months prior to a Change in Control and ending on the one-year anniversary of the Change in Control.

(g) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(h) “Covered Executives” shall mean the Tier 1 Executive and those other employees designated by the Administrator in its sole discretion as the Tier 2 Executives and Tier 3 Executives, and, in each case, who meet the eligibility requirements set forth in Section 4 of the Plan.

(i) “Date of Termination” shall mean the date that a Covered Executive’s employment with the Company (or any successor) ends, which date shall be specified in the Notice of Termination. Notwithstanding the foregoing, a Covered Executive’s employment shall not be deemed to have been terminated solely as a result of the Covered Executive becoming an employee of any direct or indirect successor to the business or assets of the Company.

(j) “Disability” shall mean the following: if through any illness, injury, accident or condition of either a physical or psychological nature, the Covered Executive becomes unable to perform substantially all of the Covered Executive’s duties and responsibilities for a continuous period of sixteen (16) consecutive weeks or for any twenty-six (26) weeks within a fifty-two (52) week period. Determinations as to whether Covered Executive is Disabled shall be made by a physician selected by the Board or its insurers and acceptable to the Covered Executive or the Covered Executive’s legal representative, such agreement as to acceptability not to be unreasonably withheld or delayed.

(k) “Good Reason” shall mean that the Covered Executive has complied with the “Good Reason Process” following the occurrence of any of the following events without consent:

(i) a material diminution in the nature or scope of Covered Executive’s position, responsibilities, authority or duties;

(ii) a material reduction in Covered Executive’s Base Salary (other than as part of a reduction in the base salaries of all or substantially all other senior executives of the Company that is in the same proportion as the reduction in Covered Executive’s Base Salary); or

(iii) the permanent, non-voluntary relocation of Covered Executive’s principal place of employment with the Company to a location that increases Covered Executive’s one-way commuting distance by more than fifty (50) miles as compared to Covered Executive’s then-current principal place of employment immediately prior to such relocation.

For purposes of Section 2(k)(i), a change in the reporting relationship, or a change in a title will not, by itself, be sufficient to constitute a material diminution of responsibilities, authority or duties. Additionally, a reassignment of certain of Covered Executive’s authority, duties or responsibilities related to certain business units/departments, divisions or functions to others will not, by itself, constitute a material diminution of responsibilities, authority or duties for purposes of Section 2(k)(i), so long as Covered Executive retains his/her authority, duties or responsibilities (including by way of oversite of others) for at least one of the significant business units/departments, divisions or functions for which the Covered Executive has had primary responsibility.

(l) “Good Reason Process” shall mean:

(i) the Covered Executive reasonably determines in good faith that a “Good Reason” condition has occurred;

(ii) the Covered Executive notifies the Company in writing of the first occurrence of the Good Reason condition within sixty (60) days of the first occurrence of such condition;

(iii) the Covered Executive cooperates in good faith with the Company’s efforts, for a period of not less than thirty (30) days following such notice (the “Cure Period”), to remedy the condition;

(iv) notwithstanding such efforts, the Good Reason condition continues to exist following the Cure Period; and

(v) the Covered Executive terminates the Covered Executive’s employment and provides the Company with a Notice of Termination with respect to such termination, each within sixty (60) days after the end of the Cure Period.

If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(m) “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Plan relied upon for the termination of a Covered Executive’s employment and the Date of Termination.

(n) “Participation Agreement” shall mean an agreement between a Covered Executive and the Company that acknowledges the Covered Executive’s participation in the Plan.

(o) “Qualified Termination Event” shall mean (i) a termination of the Covered Executive’s employment by the Company other than for Cause, death or Disability or (ii) the Covered Executive’s resignation from the Company for Good Reason.

(p) “Restrictive Covenants Agreement” shall mean the Proprietary Information and Invention Assignment Agreement or similar agreement entered into between the Covered Executive and the Company.

(q) “Tier 1 Executive” shall mean the Company’s Chief Executive Officer.

(r) “Tier 2 Executives” shall mean the individuals designated as such by the Administrator and who are listed in Exhibit A, attached hereto, as such exhibit is amended by the Administrator from time to time.

(s) “Tier 3 Executives” shall mean the individuals designated as such by the Administrator and who are listed in Exhibit B, attached hereto, as such exhibit is amended by the Administrator from time to time.

3. Administration of the Plan.

(a) Administrator. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have all powers necessary to enable it properly to carry out its duties with respect to the complete control of the administration of the Plan. Not in limitation, but in amplification of the foregoing, the Administrator shall have the power and authority in its discretion to:

(i) construe the Plan to determine all questions that shall arise as to interpretations of the Plan’s provisions;

(ii) determine which individuals are and are not Covered Executives, designate an individual as Tier 2 Executive or Tier 3 Executive, determine the benefits to which any Covered Executives may be entitled, the eligibility requirements for participation in the Plan and all other matters pertaining to the Plan;

(iii) adopt amendments to the Plan which are deemed necessary or desirable to comply with all applicable laws and regulations, including but not limited to Code Section 409A and the guidance thereunder;

(iv) make all determinations it deems advisable for the administration of the Plan, including the authority and ability to delegate administrative functions to a third party;

(v) decide all disputes arising in connection with the Plan; and

(vi) otherwise supervise the administration of the Plan.

(c) All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Covered Executives.

4. Eligibility. All Covered Executives who have executed and submitted to the Company a Participation Agreement, and satisfied such other requirements as may be determined by the Administrator, are eligible to participate in the Plan. The Administrator may determine at any time that a Covered Executive should no longer be designated as such as a result of a material change in such Covered Executive’s role, and such individual shall cease to be eligible to participate in the Plan upon the Administrator taking action by resolution to update the applicable Exhibits hereto.

5. Termination Benefits Generally. In the event a Covered Executive’s employment with the Company is terminated for any reason, the Company shall pay or provide to the Covered Executive any earned but unpaid salary, unpaid expense reimbursements in accordance with Company policy, accrued but unused vacation (if the Company has an accrual vacation policy) or leave entitlement, and any vested benefits the Covered Executive may have under any employee benefit plan of the Company in accordance with the terms and conditions of such employee benefit plan (collectively, the “Accrued Benefits”), within the time required by law but in no event more than sixty (60) days after the Date of Termination.

6. Termination Not in Connection with a Change in Control. In the event of a Qualified Termination Event at any time other than during the Change in Control Period, with respect to such Covered Executive, in addition to the Accrued Benefits, subject to his or her execution of a separation agreement in a form and manner satisfactory to the Company containing, among other provisions, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property, and non-disparagement provisions and reaffirmation of the Restrictive Covenants Agreement (the “Separation Agreement and Release”) and the Separation Agreement and Release becoming irrevocable, all within the time period set forth in the Separation Agreement and Release but in no event more than sixty (60) days after the Date of Termination, and subject to the Covered Executive complying with the Separation Agreement and Release, the Company shall:

(a) pay the Covered Executive an amount equal to twelve (12) months’ Base Salary for the Tier 1 Executive, nine (9) months’ Base Salary for each Tier 2 Executive and six (6) months’ Base Salary for each Tier 3 Executive;

(b) if the Covered Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Covered Executive a monthly cash payment in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Covered Executive if the Covered Executive had remained employed by the Company, based on the premium rates as of the Date of Termination, until the earlier of (i) twelve (12) months for the Tier 1 Executive, nine (9) months for each Tier 2 Executive and six (6) months for each Tier 3 Executive, after the Date of Termination, (ii) the expiration of the Covered Executive’s eligibility for the continuation coverage under COBRA, or (iii) the date when the Covered Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; and

(c) for the Tier 1 Executive and each Tier 2 Executive, with respect to outstanding and unvested equity awards held by the Covered Executive and granted prior to the Effective Date, such equity awards will be subject to any acceleration of vesting provisions as specified in the terms of the applicable award agreements.

The amounts payable under Section 6(a) and (b), as applicable, shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over 12 (twelve) months for the Tier 1 Executive, nine (9) months for each Tier 2 Executive and six (6) months for each Tier 3 Executive, commencing within sixty (60) days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the amounts shall be paid in the second calendar year no later than the last day of such 60-day period; provided further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Plan is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

7. Termination in Connection with a Change in Control. In the event a Qualified Termination Event occurs within the Change in Control Period, then with respect to such Covered Executive, in addition to the Accrued Benefits, subject to his or her execution and non-revocation of the Separation Agreement and Release, all within the time period set forth in the Separation Agreement and Release, but in no event more than sixty (60) days after the Date of Termination, the Company shall:

(a) cause 100% of the outstanding and unvested equity awards with time-based vesting held by the Covered Executive to immediately become fully vested, exercisable or nonforfeitable as of the Date of Termination (or the date of the Change in Control, if later); provided, that the performance conditions applicable to any outstanding and unvested equity awards subject to performance conditions will be deemed satisfied in the Administrator’s discretion or to the extent of the target level specified in the terms of the applicable award agreement. Notwithstanding the foregoing, in the event of a Change in Control where the parties to such Change in Control do not provide for the assumption, continuation or substitution of equity awards of the Company, any and all outstanding and unvested equity awards held by the Covered Executive shall be subject to Section 3(c) of the Company’s 2021 Stock Option and Incentive Plan, as amended from time to time;

(b) pay to the Covered Executive an amount equal to the sum of (i) 150% of Base Salary for the Tier 1 Executive, 100% of Base Salary for each Tier 2 Executive and 50% of Base Salary for each Tier 3 Executive plus (ii) 150% for the Tier 1 Executive, 100% for each Tier 2 Executive and 50% for each Tier 3 Executive, of the Covered Executive’s annual target bonus in effect immediately prior to the Qualified Termination Event (or the Covered Executive’s annual target bonus in effect immediately prior to the Change in Control, if higher); and

(c) if the Covered Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to Covered Executive and Covered Executive’s eligible dependents a lump sum cash payment in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the Covered Executive and eligible dependents if the Covered Executive had remained employed by the Company for eighteen (18) months for the Tier 1 Executive, twelve (12) months for each Tier 2 Executive and six (6) months for each Tier 3 Executive, after the Date of Termination, based on the premium rates as of the Date of Termination.

The amounts payable under Section 7(b) and (c), as applicable, shall be paid out in a lump sum within sixty (60) days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the amounts shall be paid in the second calendar year no later than the last day of the 60-day period. For the avoidance of doubt, the severance pay and benefits provided in this Section 7 shall apply in lieu of, and expressly supersede, the provisions of Section 6 and no Covered Executive shall be entitled to the severance pay and benefits under both Section 6 and 7 hereof.

8. Additional Limitation.

(a) Anything in this Plan to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Covered Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Covered Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Covered Executive receiving a higher After Tax Amount (as defined below) than the Covered Executive would receive if the Aggregate Payments were not subject to such reduction. In the event of such reduction, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (i) cash payments not subject to Section 409A of the Code; (ii) cash payments subject to Section 409A of the Code; (iii) equity-based payments and acceleration; and (iv) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(b) For purposes of this Section 8, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Covered Executive as a result of the Covered Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Covered Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes (if any) which could be obtained from deduction of such state and local taxes.

(c) The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 8(a) shall be made by the Accounting Firm, which shall provide detailed supporting calculations both to the Company and the Covered Executive within fifteen (15) business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Covered Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Covered Executive.

9. Restrictive Covenants Agreement.

As a condition to participating in the Plan, each Covered Executive shall continue to comply with the terms and conditions contained in the Restrictive Covenants Agreements or similar agreement entered into between the Covered Executive and the Company and such other agreement(s) as designated in the applicable Participation Agreement. If a Covered Executive has not entered into a Restrictive Covenants Agreement or similar agreement with the Company, he or she shall enter into such agreement prior to participating in the Plan.

10. Withholding. All payments made by the Company under this Plan shall be subject to any tax or other amounts required to be withheld by the Company under applicable law.

11. Section 409A.

(a) Anything in this Plan to the contrary notwithstanding, if at the time of the Covered Executive’s “separation from service” within the meaning of Section 409A of the Code, the Company determines that the Covered Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Covered Executive becomes entitled to under this Plan would be considered deferred compensation subject to the twenty (20) percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (i) six (6) months and one (1) day after the Covered Executive’s separation from service, or (ii) the Covered Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(b) The parties intend that this Plan will be administered in accordance with Section 409A of the Code and that all amounts payable hereunder shall be exempt from the requirements of such section as a result of being “short term deferrals” for purposes of Section 409A of the Code to the greatest extent possible. To the extent that any provision of this Plan is not exempt from Section 409A of the Code and ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner to comply with Section 409A of the Code. Each payment pursuant to this Plan is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Plan may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(c) To the extent that any payment or benefit described in this Plan constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Covered Executive’s termination of employment, then such payments or benefits shall be payable only upon the Covered Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(d) All in-kind benefits provided and expenses eligible for reimbursement under this Plan shall be provided by the Company or incurred by the Covered Executive during the time periods set forth in this Plan. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(e) The Company makes no representation or warranty and shall have no liability to the Covered Executive or any other person if any provisions of this Plan are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

12. Notice and Date of Termination.

(a) Notice of Termination. A termination of the Covered Executive’s employment shall be communicated by Notice of Termination from the Company to the Covered Executive or vice versa in accordance with this Section 12.

(b) Notice to the Company. Any notices, requests, demands, and other communications provided for by this Plan shall be sufficient if in writing and delivered in person or sent by registered or certified mail, postage prepaid, to a Covered Executive at the last address the Covered Executive has filed in writing with the Company, or to the Company at the following physical or email address:

Pardes Biosciences Inc.

Attention: General Counsel

2173 Salk Ave.

Suite 250, PMB #052

Carlsbad, CA 92008

13. No Mitigation. The Covered Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Covered Executive by the Company under this Plan.

14. Benefits and Burdens. This Plan shall inure to the benefit of and be binding upon the Company and the Covered Executives, their respective successors, executors, administrators, heirs and permitted assigns. In the event of a Covered Executive’s death after a termination of employment but prior to the completion by the Company of all payments due to the Covered Executive under this Plan, the Company shall continue such payments to the Covered Executive’s beneficiary designated in writing to the Company prior to the Covered Executive’s death (or to the Covered Executive’s estate, if the Covered Executive fails to make such designation).

15. Enforceability. If any portion or provision of this Plan shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Plan, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Plan shall be valid and enforceable to the fullest extent permitted by law.

16. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Plan, or the waiver by any party of any breach of this Plan, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

17. Non-Duplication of Benefits and Effect on Other Plans. Notwithstanding any other provision in the Plan to the contrary, the benefits provided hereunder shall be in lieu of any other severance payments and/or benefits provided by the Company, including any such payments and/or benefits pursuant to an employment agreement or offer letter between the Company and the Covered Executive, other than as provided in Section 3(c) of the Company’s 2021 Stock Option and Incentive Plan, as amended from time to time.

18. No Contract of Employment. Nothing in this Plan shall be construed as giving any Covered Executive any right to be retained in the employ of the Company or shall affect the terms and conditions of a Covered Executive’s employment with the Company.

19. Amendment or Termination of Plan. The Company may amend or terminate this Plan at any time or from time to time, but no such action shall adversely affect the rights of any Covered Executive without the Covered Executive’s written consent.

20. Governing Law. This Plan shall be construed under and be governed in all respects by the laws of the State of Delaware, without giving effect to the conflict of laws principles.

21. Obligations of Successors(c). In addition to any obligations imposed by law upon any successor to the Company, any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company shall expressly assume and agree to perform this Plan in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

22. Effectiveness and Term. The Executive Severance Plan is effective as of December 23, 2021 (the “Effective Date”).

Exhibit A

Tier 2 Executives1

[***]

[1]	Tier 2 = C-level Executives

Exhibit B

Tier 3 Executives2

[***]

[2]	Tier 3 = Vice President Level